UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-31440

VIRGINIA POWER CAPITAL TRUST II
(Exact name of registrant as specified in its charter)

120 Tredegar Street
Richmond, Virginia  23219
(804) 819-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.375% Trust Preferred Securities
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Virginia Power Capital Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIRGINIA POWER CAPITAL TRUST II By: Virginia Electric and Power Company, as Sponsor

By: /s/Carter M. Reid Carter M. Reid Vice President – Governance and Corporate Secretary

Date:  June 19, 2008